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                                                                       Exhibit 8


                                                                    May 24, 2000



Skylands Financial Corporation               Fulton Financial Corporation
24-26 Crossroads Center, Route 517                    One Penn Square
Hackettstown, NJ  07840                      Lancaster, PA 17604

          Re: Merger of Skylands Financial Corporation

              with and into Fulton Financial Corporation


Gentlemen:



          We have acted as counsel to Fulton Financial Corporation ("FFC") in connection with the Agreement and Plan of Merger dated February 23, 2000, as amended and restated as of May 1, 2000 (the "Merger Agreement") between FFC and Skylands Financial Corporation ("SFC").

          The following transactions will occur pursuant to the Merger
Agreement:

          (i.) SFC will be merged with and into FFC, with FFC surviving the merger (the "Merger");

          (ii.) Each issued and outstanding share of the common stock of SFC, par value $2.50 per share ("SFC Common Stock"), will be converted into .819 shares of the common stock of FFC, par value $2.50 per share (the "FFC Common Stock").

     You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of Article VII of the Merger Agreement.

     This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the American Bar Association's Section of Business Law (1991), as supplemented or modified by the Pennsylvania Third-Party Legal Opinion Supplement (the "Pennsylvania Supplement") of the Pennsylvania Bar Association's Section of Corporation, Banking and Business Law
(1992). As a consequence, this Opinion Letter is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord and the Pennsylvania Supplement, and this Opinion Letter shall be read in conjunction therewith. The law covered by the opinions expressed herein is limited to the federal law of the United States of America.

     Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement, the Accord or the Pennsylvania Supplement. Our opinions herein are subject to the following conditions and assumptions, in addition to those set forth in the Accord and the Pennsylvania Supplement:
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     (A)  All of the shares of SFC Common Stock that are issued and outstanding at the time of the Merger will be duly authorized, validly issued, fully paid and nonassessable.

     (B) All conditions precedent to the obligations of FFC and SFC as set forth in the Merger Agreement will have been satisfied at the time of the Merger.

     (C) All covenants required to be performed by FFC and SFC on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date.

     (D) The transaction contemplated by the Merger Agreement, including without limitation the Merger and the issuance of shares of FFC Common Stock to the stockholders of SFC, will be accomplished in strict accordance with the terms of the Merger Agreement.

     (E) The fair market value of the FFC Common Stock and the other consideration received by each SFC shareholder will be approximately equal to the fair market value of the SFC Common Stock surrendered in the exchange.

     (F) Upon consummation of the Merger, the former stockholders of SFC will own, in the aggregate, FFC Common Stock equal in value to at least 50 percent of the value of all of the formerly outstanding SFC Common Stock as of the date of the Merger.

     (G) There is no plan or intention on the part of the shareholders of SFC who own, individually or collectively, five percent or more of the SFC Common Stock, to sell or otherwise transfer to FFC or any person related to FFC (within the meaning of Reg. Sec. 1.368-1-1(e)(3) a number of shares of FFC Common Stock to be received pursuant to the Merger Agreement that would reduce the ownership of FFC Common Stock by former stockholders of SFC to a number of shares of the FFC Common Stock having, in the aggregate, a value of less than 50 percent of the value of all SFC Common Stock outstanding immediately prior to the Merger. For purposes of this assumption, shares of SFC Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of FFC Common Stock will be treated as outstanding SFC Common Stock on the date of the transaction. Moreover, shares of FFC Common Stock and shares of SFC Common Stock sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this assumption.

     (H) There is no plan or intention on the part of FFC to reacquire any of the shares of FFC Common Stock issued pursuant to the provisions of the Merger Agreement, whether under FFC's announced stock repurchase programs or otherwise.

     (I) There is no plan or intention on the part of FFC to sell or otherwise dispose of any of the assets of SFC acquired in the Merger, except for the dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

     (J) The liabilities of SFC assumed by FFC and the liabilities to which the assets of SFC are subject were incurred by SFC in the ordinary course of SFC business.

     (K) Following the Merger, FFC will continue the historic business of SFC or will use a significant portion of SFC's historic business assets in a business.

     (L) FFC, SFC and stockholders of SFC will pay their respective expenses, if any, incurred in connection with the Merger.

     (M) There is no intercorporate indebtedness existing between FFC and SFC that was issued or acquired or that will be settled at a discount.
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     (N)  No two parties to the Merger are investment companies as defined in
          Section 368(a)(2)(F) of the Code.

     (O) SFC is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     (P) The fair market value of the assets of SFC transferred to FFC will equal or exceed the sum of the liabilities assumed by FFC plus the amount of liabilities, if any, to which the transferred assets are subject.

Based upon and subject to the foregoing, we are of the opinion that:

     (1)  The Merger will constitute a reorganization within the meaning of
          Section 368(a)(1)(A) of the Code.

     (2) No gain or loss will be recognized by SFC,or FFC by reason of the Merger.

     (3) The bases of the assets of SFC in the hands of FFC will be the same as the bases of such assets in the hands of SFC immediately prior to the Merger.

     (4) The holding period of the assets of SFC in the hands of FFC following the Merger will include the period during which such assets were held by SFC prior the Merger.

     (5) No gain or loss will be recognized by the SFC shareholders on the exchange of shares of SFC Common Stock solely for shares of FFC Common Stock, except for that income, gain or loss which is recognized due to the receipt of cash which is received in lieu of the issuance of fractional shares of FFC Common Stock. The receipt of cash by SFC shareholders will have the effect of treating the shareholders as having received solely shares of FFC Common Stock in the reorganization exchange and then having received a cash payment from FFC in a hypothetical redemption of that number of shares of FFC Common Stock equal in value to such cash payment. The SFC shareholder who receives cash will therefore recognize capital gain or loss on the constructive redemption of such shares in an amount equal to the difference between the cash received and the adjusted basis in such shares.

     (6) The basis of the shares of FFC Common Stock received by SFC shareholders will be the same as the basis of the shares of SFC Common Stock exchanged therefor (decreased by any amount allocable to fractional share interests for which cash is received).

     (7) The holding period of the shares of FFC Common Stock received by the shareholders of SFC will include the period during which SFC shareholders held the shares of SFC Common Stock surrendered, provided the shares of SFC Common Stock are held as a capital asset on the date of the exchange.

                                     Very truly yours,


                                     Barley, Snyder, Senft & Cohen, LLC



                                     By: /s/ Barley, Snyder, Senft & Cohen, LLC
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